SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2009

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________ )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2008. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	Copy of the press release entitled “Asia America Gateway Submarine Cable Project Operational in 3rd quarter of 2009” that we filed today with the Philippine Stock Exchange and the Securities and Exchange Commission.	6

Exhibit 1

June 17, 2009

The Philippine Stock Exchange

Disclosure Department

4th Floor PSE Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Ladies and Gentlemen:

In compliance with Section 17.1(b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a copy of a press release attached thereto entitled “Asia America Gateway Submarine Cable Project Operational in 3rd quarter of 2009”.

This shall also serve as the disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Respectfully yours,

/s/ Florentino D. Mabasa, Jr.

FLORENTINO D. MABASA, JR.

Assistant Corporate Secretary

Exhibit 1

June 17, 2009

SECURITIES & EXCHANGE COMMISSION

Money Market Operations Department

SEC Building, EDSA

Mandaluyong City

Attention : Director Justina F. Callangan

Corporations Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith three (3) copies of SEC Form 17-C with a press release issued attached thereto entitled entitled “Asia America Gateway Submarine Cable Project Operational in 3rd quarter of 2009”.

Very truly yours,

/s/ Florentino D. Mabasa, Jr.

FLORENTINO D. MABASA, JR.

Assistant Corporate Secretary

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  June 17, 2009

(Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. 9th Floor MGO Building

Legaspi corner dela Rosa Streets, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8553

Registrant's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class Number of Shares of Common Stock

Licensed and Amount of Debt Outstanding

Exhibit 1

11. Item 9 – Other Events

Attached hereto is a press release entitled “Asia America Gateway Submarine Cable Project Operational in 3rd quarter of 2009”.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Florentino D. Mabasa, Jr. FLORENTINO D. MABASA, JR. Assistant Corporate Secretary

Date: June 17, 2009

Exhibit 1

PLDT

PRESS RELEASE

Asia America Gateway Submarine Cable Project

Operational in 3rd quarter of 2009

MAKATI, Philippines, 17 June 2009 – The 20,000 km-long Asia America Gateway (AAG) submarine cable network is scheduled to be operational in August this year, according to PLDT. It added that the AAG consortium project management is seeing to it that the entire system is properly installed. PLDT said that despite challenges, such as bad weather and the like, the consortium has ensured that the quality of engineering and installation work is not compromised.

A member of the AAG Consortium which was formed in April 2007 to build this high-bandwidth fiber optic submarine cable system, PLDT said the construction of the Philippine Terminal Station, as well as the other terminal stations comprising the AAG cable project, has been completed. The other terminal stations are located in Malaysia, Singapore, Thailand, Brunei, Vietnam, Hong Kong, Guam, Hawaii and US Mainland.

All land cable installation works have been installed and majority of the submarine cable portion have been laid. Those remaining submarine cable installation work is expected to be completed this month. Network testing is expected to begin immediately after the completion of the remaining submarine installation works.

The AAG consortium is composed of PLDT, AT&T Corp. (USA), Bayan Telecommunications Inc. (Philippines), Bharti AirTel (India), Government of Brunei Darussalam (Brunei), British Telecom Global Network Services (UK), CAT Telecom (Thailand), Eastern Telecommunications Philippines Inc. (Philippines), FPT Telecom (Vietnam), PT Indosat (Indonesia), PT Telkom (Indonesia), Saigon Postel Corporation (Vietnam), StarHub (Singapore), Telekom Malaysia (Malaysia), Telcotech Limited (Cambodia), Telstra (Australia), Telecom New Zealand International (New Zealand), Viettel (Vietnam), and Vietnam Post & Telecommunications Group of Vietnam (Vietnam).

XXX

Exhibit 1

About PLDT

PLDT is the leading telecommunications service provider in the Philippines. Through its three principal business groups – wireless, fixed line, and information and communications technology – PLDT offers the largest and most diversified range of telecommunications services across the Philippines’ most extensive fiber optic backbone and wireless, fixed line and satellite networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine-listed companies.

Further information can be obtained by visiting the web at www.pldt.com.ph.

Contact person:

Sheila Aure

PLDT

Senior Manager-Carrier Network Manager

Tel. No.: +63 2 8168119

Email: smaure@pldt.com.ph

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Florentino D. Mabasa, Jr. Name : Florentino D. Mabasa,Jr. Title : First Vice President, Legal Services Head and Assistant Corporate Secretary

Date: June 17, 2009